Mail Stop 4561

April 2, 2009

VIA U.S. MAIL AND FAX (512)732-0959

Ms. Cindy Hammes
Principal Financial Officer
Green Builders, Inc.
8121 Bee Caves Rd.
Austin, TX 78746

Re: Green Builders, Inc.
        File No. 001-33408
        Form 10-KSB for Fiscal Year Ended
        September 30, 2008
        Amendment 1 to Form 10-K for the Fiscal Year Ended
        September 30, 2008

Dear Ms. Hammes:

        We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1. We note that on the homepage of the "Investors" section of your website, you have a disclaimer about forward-looking statements. We further note that you require the browser to indicate that he or she understands the terms of your disclaimer to view your "Investors" section of your website. Please explain to us why you believe it is appropriate, in light of Section 14 of the Securities Act and Section 29(a) of the Exchange Act, to require investors to acknowledge having read and understood your disclaimer prior to entering your "Investors" website. Please see Securities Act Release 33-7856 (April 28, 2000), which states that specific disclaimers of anti-fraud liability are contrary to the policies underpinning the federal securities laws.

Item 1. Description of Business, page 2

Current Market and Current Properties, page 3

2. We note your disclosure on page 4 describing your specific properties. In future filings, please clearly disclose the nature of the company's interest in each property and the nature and amount of all material mortgages or other liens or encumbrances against such properties. For example, for the Rutherford West project, please disclose the amount of the loan used to finance the 538 acres of undeveloped land. Please tell us how you plan to comply.

Risk Factors, page 7

3. We note that you have disclosed on page 25 that your disclosure controls and procedures as well as your internal control over financial reporting are ineffective. In future filings, please include a risk factor, which discusses the risks presented by ineffective internal controls over financial reporting and disclosure controls and procedures. Please tell us how you plan to comply.

Signatures

4. In future filings, please include the signature of your controller or principal accounting officer. Please refer to General Instruction D of Form 10-K.

Financial Statements

Consolidated Statements of Operations, page F-3

5. We note that you separately disclose gross profit for homebuilding and related services, land sales, and inventory impairments and land option cost write-offs on the face of your income statement. Please explain to us how this presentation complies Rule 5-03 of Regulation S-X. Additionally, explain to us how you determined that these separate measures of gross profit are not non-GAAP measures subject to Item 10(e) of Regulation S-K.

3. Summary of Significant Accounting Policies

e. Land Held Under Option Agreements, Not Owned, page F-8

6. Please revise your disclosure to include the expiration dates for non-refundable earnest money deposits for land costs and development costs on land under option.

k. Property and Equipment, page F-9

7. Tell us why model home furnishings and sales office costs are not amortized over the shorter of the estimated useful life or the life of the community as homes are closed.

4. Inventory, page F-14

8. Tell us why you have not accounted for the potential recovery of your earnest money deposit related to Elm Grove as a gain contingency in accordance with paragraph 17 of SFAS 5. Given that you do not intend to exercise the option to purchase Elm Grove, it would appear that the deposit should be written off, and any recovery of the deposit should be recognized when realized in accordance with SFAS 5.

9. Explain to us why the $1.3 million in unrecovered development costs related to the Bohl's tract have been classified separately from inventory impairments and land option cost write-offs on your consolidated statements of operations.

Exhibits 31.1 & 31.2

10. We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) omits the language related to internal controls over financial reporting. Please file an abbreviated amendment to your form 10-KSB that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief